SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                           FORM 15/A

 Certificate and Notice of Termination of Registration under
          Section 12(g) of the Securities Exchange
   Act of 1934 or Suspension of Duty to File Reports Under
           Sections 13 and 15(d) of the Securities
                    Exchange Act of 1934.

                         Commission File Number:  0-20510

                  American Studios, Inc.
   (Exact name of registrant as specified in its charter)

     11001 Park Charlotte Boulevard, Charllotte, NC 28273
     (Address, including zip code, and telephone number,
            including area code, of registrant's
                principal executive offices)

                 COMMON STOCK, $.001 par value
  (Title of each class of securities covered by this Form)

                            None
Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rules provision(s) relied upon to terminate or suspend duty to file reports:

  Rule 12g-4(a)(1)(i)    [ X] Rule 12h-3(b)(1)(ii)    [  ]
 Rule 12g-4(a)(1)(ii)    [  ]
  Rule 12g-4(a)(2)(i)    [  ]  Rule 12h-3(b)(2)(i)    [  ]
 Rule 12g-4(a)(2)(ii)    [  ]
  Rule 12h-3(b)(1)(i)    [ X] Rule 12h-3(b)(2)(ii)    [  ]

                                        Rule 15d-6    [  ]

     Approximate number of holders of record as of the certification or notice date:

          One (1)

     Pursuant to the requirements of the Securities Exchange
Act of 1934, American Studios, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:   March 31, 1997         BY: /s/ Bruce A. Fisher
                                   Bruce A. Fisher
                                   Senior Vice President, CFO